April 8, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Robert W. Zoller
Chief Executive Officer and President
Kitty Hawk, Inc.
1515 West 20th Street
P.O. Box 612787
DFW International Airport, Texas 75261

RE:	Kitty Hawk, Inc. (the "Company")
	Form 10-K for the year ended December 31, 2004
	File No. 0-14275

Dear Mr. Zoller:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced document. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be
submitted in electronic form, under the label "corresp" with a copy
to the staff.  Please respond to these comments within fifteen
(15)
business days.



Form 10-K for the year-ended 12/31/2004

Item 1. Business

Aircraft Fleet

Owned Aircraft, page 7

1. We note that based upon your company`s current fleet composition plan, you have determined that it is uneconomical to perform the heavy maintenance required to place seven of the company`s owned aircraft back into revenue service. As these aircraft are no longer in revenue service, and it does not appear that these aircraft are classified as held-for-sale, please describe to us their intended use. Also, in your response, please tell us:
* Whether these aircraft have already been fully depreciated.
* Whether you have evaluated these aircraft for impairment in accordance with SFAS No. 144 and the results of your impairment analysis.

Boeing 737-300SF Cargo Aircraft Leases, page 8

2. We note that on May 4, 2004, your company entered into leases for seven Boeing 737-300SF aircraft, which you intend to recognize as operating leases. Paragraph 7c of SFAS No. 13 indicates that a lease should be recorded as a capital lease if the lease term is equal to
75 percent or more of the estimated economic life of the leased property. As each of these aircraft has been leased for a 10 year term, which appears to be longer than the period over which your company has historically depreciated its owned aircraft, per your significant accounting policy disclosures, please tell us why these leases have been classified as operating leases.

Item 5. Market for Registrant`s common Equity and Related
Stockholder
Matters, page 16

3. We note the disclosure on page 16 indicating that the Company`s ability to pay dividends is restricted under the terms of its Credit
Facility. Please revise the notes to the Company`s financial statements to disclose the nature and terms of the dividend restrictions imposed by the Company`s Credit Facility. Refer to the requirements of Rule 4-08(e) of Regulation S-X.

Item 6. Selected Financial Data, page 17

4. Please revise future filings to eliminate the column presenting combined predecessor and successor financial data for the year ended
December 31, 2002. The presentation of combined data for this period is not considered appropriate due to the change in basis that resulted from the adoption of fresh-start accounting upon emergence from bankruptcy.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies and Estimates, page 26

5. We note that in the business section of your document, you state that your company offers discount programs to your customers based upon the volume of freight shipped in the company`s network and the timely payment of invoices. Please tell us and expand upon your disclosures in the "Critical Accounting Policies and Estimates" and
"Summary of Significant Accounting Policies" sections of your document to discuss in further detail the significant terms of the discount arrangements and how your company accounts for these discounts. Within your response, please tell us whether reserves for these discounts are established at the point in time when revenue is recognized, or whether alternative methods are used to estimate these sales discounts.

Other (Income) Expense, page 38

6. You state that the company`s 2003 other income included the recovery of retroactive adjustments on a workers compensation policy.
Please explain in further detail the nature and amounts of the "retroactive adjustments" recognized as other income / expense and explain why this adjustment has not been classified as a component of operating income.

Contractual Obligations, page 44

7. Please reconcile your debt, non-aircraft operating lease and aircraft operating lease and use agreement commitments reflected in the table on page 44 with the contractual commitment disclosures provided in Notes 7, 9 and 10 to your audited financial statements.

Item 8.   Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-3

8. We note that your company`s 2004 balance sheet includes "other accrued expenses" of $8.0 million, which represents approximately 57%
of the company`s total current liabilities. Please revise to separately disclose any items that exceed 5% of total current liabilities in accordance with Rule 5-02 (20) of Regulation S-X.

Consolidated Statements of Operations, page F-4

9. We note that your company has recognized a gain or loss on the disposal of property and equipment for each of the last three fiscal years. These gains and losses are currently classified as "other, net" in the non-operating section of your Statement of Operations. Paragraph 45 of SFAS No. 144 indicates that if a subtotal such as "Income from Operations" is presented in an entity`s Statement of Operations, it shall include the amounts of gains and losses from the sales of long-lived assets that are not a component of the entity. Please revise your presentation in future filings accordingly.

2. Summary of Significant Accounting Policies

Property and Equipment, page F9

10. We note the disclosure indicating that the Company determined at the end of 2004 that it will not perform heavy maintenance on Pratt
Whitney JT8D-9A aircraft for which maintenance reserves had been established as it believes the Company has sufficient Pratt Whitney
JT8D-9A aircraft engines in serviceable condition and available for revenue service to support its fleet composition plans. We also note that the Company does not plan to perform heavy maintenance on the remaining Boeing 727-200 airframe for which a maintenance reserve exists. As a result of these factors, we note that the Company reversed maintenance reserves associated with these aircraft aggregating approximately $4.7 million as of December 31, 2004. Please tell us in further detail the period or periods in which the maintenance reserves associated with the Pratt Whitney JT8D-9A aircraft and the Boeing 727-200 airframe were originally established and why their recognition at that time was appropriate. Additionally, please explain why you believe the reversal of these reserves during
2004, represents a "change in estimate" rather than the correction of an error that should be accounted for pursuant to paragraph 36 of APB
20. Your response should explain in detail the specific nature and timing of the events or circumstances that resulted in these maintenance reserves no longer being required. Note that we do not believe the timing of management`s review of these reserves should serve as the basis for when the reversals were or should have been made if the changes in circumstances warranting the reversals occurred prior to management`s review.

11. In addition, we note from the discussion on page 27 of MD&A, that you review future maintenance reserve accrual rates on at least an annual basis. Please explain why these reserve rates are not reviewed and analyzed on a more frequent basis and at least on a quarterly basis. If you do not believe more frequent analysis is required, please explain why. We may have further comment upon receipt of your response.

Earnings Per Share, page F-11

12. Please disclose the number of options that would potentially dilute the Company`s basic earnings per share in future periods, but were not included in the computation of the Company`s diluted earnings per share computations for each period presented because their impact was anti-dilutive. Refer to the requirements of paragraph 40(c) of SFAS 128.

Stock Options, page F-11

13. In your future filings, please disclose the weighted-average grant date fair value of options granted during the year, as required by paragraph 47(b) of SFAS No. 123.  If the exercise prices of some
options differ from the market price of the stock on the grant date,
weighted-average exercise prices and weighted-average fair values should be disclosed separately for options whose exercise price
(1)
equals, (2) exceeds, or (3) is less than the market price of the stock on the grant date.

Note 8. Income Taxes, page F-22

14. We note the disclosure indicating that deferred tax asset valuation allowances have been established at December 31, 2004 and
2003, for the full amount of the Company`s net deferred tax assets at these dates. As the Company generated positive pre-tax earnings during both the years ended December 31, 2004 and 2003, please explain in further detail why management believes it is more likely than not that its deferred tax assets will not be realized and that a valuation allowance is therefore required for the full amount of the
Company`s net deferred tax assets.

10.  Non-Aircraft Commitments and Contingencies, page F-25

15. We note that you have disclosed that the minimum rental costs for
Company`s facilities and equipment beyond 2009 are $23,350,000.
We
note that you have separately disclosed that in 1999, your company entered into twenty-five year lease agreements for its scheduled freight operations hub in Fort Wayne, Indiana and for its ramp space with the Fort Wayne-Allen County Airport Authority. As the financial obligation beyond 2009 for these two leases appears to exceed the amount disclosed in the table of future minimum rental costs included in the notes to your financial statements, please explain how the minimum rental costs disclosed in your table were calculated, or revise your table as necessary.

16.  Business Segment Data, page F-29

16. We note that there have been significant changes in the asset balances allocated to each of the company`s individual segments, when comparing the balances at December 31, 2004 and 2003, although there is not a significant fluctuation in the company`s total asset balance. As the measure of assets included in your operating segments should be reflective of the information reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance, please tell us what factors have driven the significant changes in the amount of assets allocated to each segment. Please include in your response a discussion of any significant changes in the composition of the company`s assets, any changes in the method of allocation of assets between segments, and any changes to how your segment resources are evaluated.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.



You may contact Jeffrey Sears at (202) 824-5646 if you have questions regarding comments on the financial statements and related matters.
Please contact the undersigned at (202) 942-1936 with any other questions.


								Sincerely,


								Linda Cvrkel
								Branch Chief


Via facsimile:  Randy S. Leiser, CFO

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Mr. Robert W. Zoller
Kitty Hawk, Inc.
April 8, 2005
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